UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33105

Issuer: THE MEET GROUP, INC.
Exchange: THE NASDAQ STOCK MARKET, LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

100 Union Square Drive, New Hope, Pennsylvania 18938
(215) 862-1162
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Series A Junior Participating Preferred Stock Purchase Rights (1)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

(1)
Explanatory Note: The Series A Junior Participating Preferred Stock Purchase Rights (the “Expired Rights”) were issued in connection with The Meet Group, Inc.’s execution of a Tax Benefits Preservation Plan, dated as of October 4, 2019, as amended by Amendment No. 1 to the Tax Benefits Preservation Plan, dated as of March 5, 2020 (the “Tax Benefits Preservation Plan”), by and between The Meet Group, Inc., a Delaware corporation, and Action Stock Transfer Corporation, as Rights Agent. In connection with the closing on September 4, 2020 of the transactions contemplated by the Agreement and Plan of Merger, dated as of March 5, 2020 (the “Merger Agreement”), by and among The Meet Group, Inc., a Delaware corporation, eHarmony Holding, Inc., a Delaware corporation (“Parent”), Holly Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent, and, solely for the purpose of guaranteeing Parent’s obligations under the Merger Agreement as set forth therein, NCG – NUCOM GROUP SE, a European stock corporation, the Expired Rights expired and the Tax Benefits Preservation Plan was terminated. Accordingly, the Expired Rights are no longer in effect. The Meet Group, Inc. initially filed a Registration Statement on Form 8-A to register the Expired Rights on October 4, 2019, which was subsequently amended on March 5, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Meet Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

THE MEET GROUP, INC.
(Registrant)
Date: September 4, 2020	By:	/s/ Geoffrey Cook
Name: Geoffrey Cook Title: Chief Executive Officer

38177.00024